October 13, 2010

Ms. Kate Tillan

Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20459-0306

RE:      Alamo Group Inc.

            Form 10-K for the year ended December 31, 2009

            Filed March 15, 2010

            Form 10-Q for the quarter ended June 30, 2010

            File No.  001-13854

Dear Ms. Tillan,

We have received your letter, dated September 30, 2010, to Dan E. Malone, Executive Vice President & Chief Financial Officer of Alamo Group Inc. (“Alamo” or the “Company”), requesting information concerning comments you had on the above referenced filings.  I have listed each question below followed by a response that has been bolded for your convenience.

We appreciate the opportunity to provide information and to clarify any items that may be unclear.  We hope these answers will be sufficient in helping understand our disclosures.

Form 10-K for the fiscal Year Ended December 31, 2009

Item 9A.  Controls and Procedures, page 34

1.   We note that the company’s Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the company’s disclosure controls and procedures were effective.  In future filings please revise the disclosure to remove the qualification of the conclusion related to the design and operation of your disclosure controls and procedures.  Refer to Item 307 of Regulation S-K.

In future filings, we will revise the disclosure required by Item 307 of Regulation S-K to remove the qualification of the conclusion related to the design and operation of our disclosure and procedures.

Financial Statements

Note 1. Significant Accounting Policies, page 49

2.   You disclose that cash equivalents are highly liquid investments with a maturity date no longer than 90 days.  Please tell us how you considered the definition of cash equivalents which states that generally only investments with original maturities of three months or less qualify under that definition.

Ms. Kate Tillan

Securities and Exchange Commission

October 13, 2010

All of our cash equivalents consist of investments with original maturities of three months or less.  In future filings, we will change our disclosure as follows: The Company considers all highly-liquid investments with original maturities of three months or less to be cash equivalents.

3.   You disclose that inventories of U.S. operating subsidiaries are principally stated at the lower of cost (last-in, first-out method) (“LIFO”) or market.  Please tell us why you used the word principally.  Tell us your other accounting policies for these inventories and qualify, to the extent practicable, the amount of inventories recorded using these other methods.

The Company uses the LIFO method for its U.S. operating subsidiaries with the exception for one its smaller companies which uses the FIFO method and is less than 1% of total U.S. inventory.  The Company believes that this is immaterial for disclosure.

4.   Please tell us about the nature of your various promotional programs with customers and how you account for and value the related reserves.  Tell us the amounts of adjustments you have made to your sales reserves during the periods presented in the financial statements.

As is customary in our industry, a pre-season program of our agricultural products is available to our dealers during the fall of each year.  The program allows for greater sales discounts on orders placed during this time.   All discounts relating to sales are accrued based on the discount allowed under each program at the time the shipment occurs.  These discounts represent an average of historical amounts taken and are adjusted as program terms change.  The reserves for discounts are reviewed and adjusted quarterly.

The amount of the adjustments to sales reserves for all periods presented are detailed in the table in footnote 3 on page 55.

5.   We note your statement that from time to time, revenue is recognized under a bill and hold arrangement.  Please tell us the nature of these arrangements and your accounting basis for recognizing these revenues.  Tell us how you considered SAB Topic 13.A.3.  Further, clarify the amounts of bill and hold sales recognized in your financial statements for each period presented.

We periodically are requested by customers to hold products on our premises until the customer can arrange for shipment of the product to their facilities.  When this happens, the customer will send written correspondence to the Company requesting that we hold their products until shipment can be arranged.  The written correspondence includes a statement that the customer has accepted the risk of loss on the products and title has passed. If the written correspondence does not include all designated bill and hold criteria, we do not recognize the revenue related to that sale until the product is delivered to the customer. These types of transactions are fairly common in our industry given the nature of the equipment and the fact that from time to time customers have difficulty arranging for delivery of the products.  The Company has not had any issues with customers cancelling orders and refusing payments after requesting bill and hold sales or extending payment terms for bill and hold sales.

Ms. Kate Tillan

Securities and Exchange Commission

October 13, 2010

The Company accounts for its bill and hold revenue arrangements consistent with the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 605, Revenue Recognition, and SAB Topic 13.A.3, and recognizes revenue when the risk of ownership has passed to the customer and a fixed commitment to purchase the goods is received. We recognize revenue on bill and hold arrangements when the following seven criteria have been met: 1) the risk of ownership has passed to the buyer; 2) the buyer has made a fixed commitment to purchase the goods; 3) the buyer, and not the seller, has requested that the transaction is on a bill and hold basis; 4) there is a fixed schedule for delivery of the goods, indicating a delivery date that is reasonable and consistent with the buyers business purpose; 5) the buyer has not retained any specific performance obligations such that the earnings process is not complete; 6) the ordered goods are segregated from the sellers inventory and are not being used to fill other orders; and 7) the product must be complete and ready for shipment. In addition, payment must be received and/or the customer has agreed to fixed payment dates not contingent upon product delivery or any other performance requirement.

Total bill and hold sales for which revenue was recognized in 2009, 2008 and 2007 were approximately 1.3%, 0.6% and 0.6% of total revenue, respectively. The Company believes this is immaterial for disclosure.

Note 3. Valuation and Qualifying Accounts, page 55

6.   In future filings, please also disclose, consistent with FASB ASC 460-10-50-8, the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates).

In future filings, we will disclose the aggregate changes in the liability for accruals related to preexisting warranties (including adjustments related to changes in estimates) consistent with FASB ASC 460-10-50-8.

Note 20. Acquisitions and Investments, page 74

7.   We note that the total purchase price for Bush Hog has been allocated on a provisional basis.  Please tell us why the initial accounting was incomplete as of December 31, 2009 and how you considered the disclosure requirements of FASB ASC 805-10-50-6.

In accordance with FASB ASC 805, since the initial accounting for the Bush Hog acquisition was not complete, we reported provisional amounts for various assets and liabilities. The provisional amounts were determined based on available information at the acquisition date, consistent with the recognition and measurement procedures of ASC 805. The available information consisted of draft third party valuations and an analysis of information available at the time of filing the Form 10-K. The Company continues to evaluate the purchase price allocation, including the opening fair value of inventory, accounts receivable, property, plant and equipment, accrued liabilities and deferred taxes. If new information is obtained about facts and circumstances that existed at the acquisition date, that identifies adjustments to the assets and liabilities that existed at the acquisition date, the acquisition accounting will be revised to reflect the adjustments to the provisional amounts initially recognized, and will result in an adjustment to the gain on bargain purchase.

Ms. Kate Tillan

Securities and Exchange Commission

October 13, 2010

We believe that our disclosures address that the initial accounting is incomplete, and the specific assets and liabilities for which the initial accounting is incomplete, in accordance with ASC 805-10-50-6.

8.   Please tell us how you determined the fair value of the 1.7 million shares issued to acquire Bush Hog on October 22, 2009.  In future filings, please disclose the method of determining the fair value consistent with FASB ASC 805-30-50-1(b)(4).

The Company, with the assistance of a third party valuation firm, determined the fair value of the 1.7 million shares issued to acquire Bush Hog. The purchase price paid by Alamo for Bush Hog consisted of 1.7 million shares of restricted stock of the Company.  Because the restricted stock was issued in an unregistered private transaction, resale of the shares is restricted and the shares may be resold only if registered or sold in a transaction exempt from the registration requirements of the Securities Act of 1933 (the “Securities Act”), including pursuant to Rule 144 under the Securities Act.  Under Rule 144, the restricted stock is subject to, among other things, an initial 6-month holding period before any of the shares can be sold in the public market.  Accordingly, the fair value of the 1.7 million shares is based on the public market price of Alamo common stock less a discount for lack of marketability associated with the 6-month holding period.  We utilized an Asian put option model to measure the discount for lack of marketability.  An Asian put option is an option that entitles the holder to a payoff based on the average price of an underlying asset, over a predetermined period.

In future filings, we will disclose the method of determining the fair value of the shares issued.

9.   With regards to the gain on bargain purchase of $27,689,000 tell us how you considered the provisions of ASC 805-30-25-4.  Discuss the process of reassessing the identified assets and liabilities.

Pursuant to ASC 805-30-25-4, prior to recognizing the gain on bargain purchase, the Company reassessed whether it had correctly identified all of the assets acquired and liabilities assumed. We then reviewed the procedures used to measure the assets acquired and liabilities assumed and the consideration transferred. The objective of the review was to ensure that the measurements appropriately reflected consideration of all available information as of the acquisition date. As noted in our footnote, the Company believes that it was able to acquire Bush Hog for less than the fair value because of (i) the Company’s unique position as a market leader in this industry segment and (ii) the seller’s intent to exit its Bush Hog operations. Bush Hog was an unprofitable venture that had incurred significant losses over the last four years. The seller approached the Company through a competitive bid process by an independent broker in an effort to sell Bush Hog and exit the agricultural equipment manufacturing business that no longer fit its strategy. With the seller’s intent to exit the agricultural manufacturing business segment and the Company’s position as a market leader, the Company was able to agree on a favorable purchase price even in a competitive bid situation.

Ms. Kate Tillan

Securities and Exchange Commission

October 13, 2010

  Exhibits 31.1, 31.2 and 31.3

10. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual.  In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.  Refer to Item 601(31) of Regulation S-K.  This comment applies to your interim filings as well.

In future filings, we will not include the individual’s title at the beginning of the certification in accordance with Item 601(b)(31) of Regulation S-K.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Interim Consolidated Balance Sheets, page 3

11. You refer to the December 31, 2009 balances as audited in the header for the column.  We note from your disclosure in Note 1 on page 6 that this information is only derived from your audited financial statements.  Since the information is not audited, please revise future filings to remove references to the information as audited.

In future filings, we will remove references to the information in Note 1 as audited financial statements.

Note 2 Acquisitions, page 6

12. You disclose that your purchase price allocations reflect provisional estimates.  Please tell us why the estimates are provisional.  Explain the nature of the additional information necessary to identify and measure these items and the procedures you are taking to obtain this information.  Discuss your consideration of FASB ASC 805-10-25-14.  For example, you disclose in Note 20 of your December 31, 2009 Form 10-K that you are continuing to evaluate the purchase price allocation for inventory, accounts receivable, property, plant and equipment, accrued liabilities and deferred taxes.  In Note 2 of your June 30, 2010 Form 10-Q you continue to disclose that you are evaluating each of these accounts.  Under FASB ASC 805-10-25-14, the measurement period should end as soon as the company receives the information it was seeking about facts and circumstances that existed as of the acquisition date or learns that more information is not obtainable.

Ms. Kate Tillan

Securities and Exchange Commission

October 13, 2010

Each quarter, the Company continues its review of all provisional amounts during the measurement period. If new information obtained about facts and circumstances that existed at the acquisition date identifies adjustments to the assets and liabilities initially recognized, as well as any additional assets or liabilities that existed at the acquisition date, the acquisition accounting will be revised to reflect the resulting adjustments to the provisional amounts originally recognized.  The acquiree’s operations were extensive and complex and we are still gathering information to complete the acquisition accounting. The information we are still gathering is mainly finalizing appraisals for property, plant and equipment and gathering information about and valuation of inventory, accounts receivable and accrued liabilities based on facts that existed as of the date of the acquisition.

13. Please tell us the nature and amount of any adjustments you have made to the provisional amounts originally recorded for the acquisition.

Based on the analysis performed (as noted in our response to number 12 above) through June 30, 2010, no adjustments have been made to the provisional amounts.

Definitive  Proxy Statement on Schedule 14A

The Board Role in Risk Oversight, page12

14. It does not appear you have not included any disclosure in response to Item 402(s) of Regulation S-K other than describing the Compensation Committee’s role.  Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Members of the Company’s senior management reviewed the compensation policies and practices relating to the compensation provided to the Company’s employees to determine whether such policies and practices are reasonably likely to have a material adverse effect on the Company.  Based on such review, the Company determined that any risks associated with the Company’s compensation policies and practices were not reasonably likely to have a material adverse effect on the Company.  In reaching that conclusion, management considered, among other factors, that the Company’s salary and annual bonus programs, the two main forms of compensation provided to the Company’s employees, were appropriately mitigated because salary levels are generally discretionary in nature and considered on an annual basis.  In addition, the Company considered the overall level of its pay practices, including its incentive compensation levels and practices, in making this determination.

Compensation Discussion and Analysis, page 13

15. We note your disclosure related to maintaining “competitive” levels of compensation.  Please explain how you determine whether compensation levels are competitive and whether you engage in any benchmarking of total compensation.  See Item 402(b)(2)(xiv) of Regulation S-K.

Ms. Kate Tillan

Securities and Exchange Commission

October 13, 2010

The Company’s proxy statement states that the Company’s compensation programs are intended to provide competitive base salaries and short-term and long-term incentives to the Company’s management.  The Company endeavors to have its pay be “competitive” so as to retain valued employees.  The Company’s success in retaining key employees is evidenced by the fact that the senior management of the Company has an average tenure of more than 10 years with the Company.  In setting management pay levels, the Compensation Committee considers the Company’s historical pay practices, the individual’s past pay and Company and individual performance.  As mentioned above, the Committee sets salary and bonus annually and adjusts appropriately based on Company and individual performance.

The Company does not engage in any benchmarking of total compensation. Almost all of the Company’s direct competitors are privately held or divisions of public companies and the Company does not have access to the information regarding their level of compensation.

Base Salary, page 14

16. Please revise your future filings to describe the elements of corporate and individual performance that were considered by the compensation committee and that resulted in the compensation decisions for your named executive officers for the periods presented.  For example, from your revised disclosure, it should be clear how the committee decided the amount of the base salary to pay each named executive officer, how the amount of each disclosed increase was determined, and how the specific amount of the differences among compensation of the named executives was determined.  See Item 402(b)(2)(v) of Regulation S-K.

In future filings the Company will describe the elements of corporate and individual performance that were considered by the compensation committee and that resulted in the compensation decisions for its named executive officers for the periods presented.

17. We note your disclosure on page 14 that salaries “had been frozen since May 1, 2008” until January 10, 2010.  Please tell us how this freeze reflected in your Summary Compensation Table.

As disclosed on page 14 of the Company’s proxy statement, the salaries for a majority of our named executive officers had been frozen since May 1, 2008, except for the Managing Director of our European operations, Mr. Geoff Davies.  The freeze occurred four months into 2008.  Since during the first four months of 2008 salaries were below the level at which salaries were frozen, salaries for the named executive officers for the full year 2008 are slightly below salaries for 2009 (which are at the level at which the salaries were frozen). Such difference is reflected in the Summary Compensation Table.  As disclosed in the proxy statement, salary increases for 2010 with the exception of Mr. Davies and Mr. Pummell were approved by the Compensation Committee effective January 10, 2010, and will consequently be higher than 2009 levels.

Incentive Compensation Plan, page 14

18. We note your disclosure in the second paragraph on page 15 that you do not publicly disclose the specific quantitative targets for the objective component of incentive compensation.  Please provide such disclosure in your future filings, as applicable.  To the extent you believe that disclosure of such information, on a historical basis, would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation supporting your conclusion.  To the extent that it is appropriate to omit specific targets or performance objectives, you are required to provide appropriate disclosure pursuant to Instruction 4 Item 402(b) of Regulation S-K.  Refer also to Question 118.04 of Regulation S-K Compliance and Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm .  In discussing how difficult or likely it will be to achieve the target levels or other factors, you should provide as much detail as necessary without disclosing information that poses a reasonable risk of competitive harm.

Ms. Kate Tillan

Securities and Exchange Commission

October 13, 2010

The Company provides annual incentive compensation to its senior management, including its named executive officers (“NEOs”), through its Incentive Compensation Plan (the “ICP”). Annual awards under the ICP include a 75% objective component and a 25% subjective component.

For 2009, the Committee recommended, and the Board of Directors approved, the criteria for the objective and subjective components of the plan as more fully discussed in the proxy statement.

For all NEOs with the exception of Mr. Davies and Mr. Pummell, the objective component was a function of actual and target diluted earnings per share of the Company. In future filings the Company will disclose its historical diluted earnings per share targets for the objective component of ICP awards.

The objective component of the ICP awards to Mr. Davis and Mr. Pummell was based on target earnings before interest and taxes (EBIT) and inventory turnover for their respective business units.  The Company does not publicly disclose this information and the Company does not intend to disclose targets under the ICP that are based on regional or divisional performance since disclosure of such targets, even on an historical basis, would provide competitors with an unfair advantage particularly since the Company is a major player in many of the niche markets in which it operates.  The disclosure of such goals would result in competitive harm to the Company as it would allow competitors, especially those in the respective regions or markets, to understand the confidential strategic business plans of the Company in each region and/or market.  Specifically, disclosure of regional or business unit quantitative performance goals would enable competitors to understand: 1) the Company’s strategic plans relating to revenue, operating profit and, thus, spending in a particular region or market, 2) the strategic weight the Company puts on each region or market and 3) the extent to which the Company calibrated those plans based on market/competitive conditions.  Given the dynamic nature of the Company’s business, disclosure of one year’s regional or divisional quantitative performance goals will provide competitors with insight into the Company’s short term priorities.  More importantly, in future proxy statements as each additional year is discussed, the pattern of the Company’s strategies would become much more apparent.  Thus, a competitor will be able to gain predictive capability by reviewing the regional and market disclosure made in the 2013 proxy with respect to 2012, the 2012 proxy statement with respect to 2011 and so on, to the detriment of Alamo.  Competitors could understand the Company’s strategic decisions and see how the Company’s focus shifted over time.  Competitors might then recognize how the Company reacts to competitive pressure and market circumstances and predict future behavior. Accordingly, we do not believe that disclosure of specific regional or divisional performance goals is required because it would result in competitive harm to the Company and its stockholders.

Ms. Kate Tillan

Securities and Exchange Commission

October 13, 2010

Equity Awards Programs, page 17

19. Please revise future filings to explain how you make your equity award determination with respect to each named executive officer for the period presented.  For example, from your revised disclosure, it should be clear how the committee determined the number of stock options and the number of shares underlying the stock options that were awarded, the elements of performance and company position considered, how the determination was made as to when the awards should be granted, and why those awards varied among the named executive officers in terms of type of award, amount of award, the plan under which award was granted.

In future filings the Company will explain how it makes its equity award determinations with respect to each named executive officer for the period presented.

We confirm that Alamo Group Inc. is responsible for the adequacy and accuracy of the disclosures in our filings; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Alamo Group Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope these responses will provide you with the information you need.  Please call me if you need any further information at (830) 372-9620.

Sincerely,

 /s/ Richard J. Wehrle

Richard J. Wehrle

Vice President and Controller

cc:       Mr. Ronald A. Robinson, President and CEO of Alamo Group Inc.
            Mr. Dan E. Malone, Executive Vice President and Chief Financial Officer of Alamo Group Inc.

            Mr. David Morris, Chairman of the Audit Committee of Alamo Group Inc.